FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               07 September 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director Declaration sent to the London Stock Exchange on 07 September 2005.






          JUDY GIBBONS - DISCLOSURE OF DIRECTOR DETAILS


O2 plc announced on 1 September 2005 that Judy Gibbons was appointed to the O2 plc Board as an additional Non- Executive Director.

The following notification is provided as per Section 9.6.13 of the UKLA Listing Rules and the obligation to notify Directors share interests.

9.6.13 (1)     Other Directorships of publicly quoted companies.

               None

9.6.13 (2-6)   None



Should you require any further information please contact:


Emma Ridgewell
Secretarial Services Assistant
O2 plc

Telephone: 01753 628227



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 07 September 2005                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary